UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: June 2022
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

On June 8, 2022, Maxeon Solar Pte. Ltd. (the “Company”), a Singapore corporation and a wholly owned subsidiary of Maxeon Solar Technologies, Ltd., entered into a First Amendment to the Cross License Agreement (the “Amendment”) with SunPower Corporation (“SunPower”). The Amendment amends the Cross License Agreement by and between the Company and SunPower, dated August 26, 2020, pursuant to which the Company and SunPower exclusively and non-exclusively licensed certain intellectual property rights. The Amendment provides, in relevant part, for certain adjustments to the scope of the Company’s non-exclusive license to SunPower. In connection with the Amendment and in anticipation of the expiration of the Collaboration Agreement, dated August 26, 2020, the Company and SunPower also entered into ancillary agreements providing for the sublease of the research and development facility located in San Jose, California, which is subject to landlord consent, the transfer of certain assets, and support to complete a collaboration project that may extend past August 26, 2022.

The foregoing description of the Amendment is not a complete description of all terms of the Amendment and is qualified in its entirety by reference to the full text of the Amendment. A copy of the Amendment is attached to this report on Form 6-K as Exhibit 99.1.

Incorporation by Reference
The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

June 14, 2022	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	First Amendment to the Cross License Agreement dated June 8, 2022, by and between SunPower Corporation and Maxeon Solar Pte. Ltd.